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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
                       (Amendment No. __)


                         Burst.com, Inc.
                         ---------------
                        (Name of Issuer)

                Common Stock, $0.00001 par value
                 -------------------------------
                 (Title of Class of Securities)

                           12284P-10-6
                           -----------
                         (CUSIP Number)

                        December 31, 2000
                        -----------------
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)

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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 2 of 8



 1    Name of Reporting Person                      STORIE PARTNERS, L.P.

      IRS Identification No. of Above Person                   94-3229736

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     CALIFORNIA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    3,543,167
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               3,543,167

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    3,543,167

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              17.1%

 12    Type of Reporting Person                                        PN

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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 3 of 8



 1    Name of Reporting Person                      STORIE ADVISORS, L.P.

      IRS Identification No. of Above Person                   94-3190755

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     CALIFORNIA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    3,543,167
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               3,543,167

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    3,543,167

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9              17.1%

 12    Type of Reporting Person                                        CO

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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 4 of 8


Item 1(a).  Name of Issuer.

          Burst.com, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

          500 Sansome Street, Suite 530, San Francisco, CA
          94111.

Item 2(a).  Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

          The address of each reporting person is 100 Pine
Street, San Francisco, California 94111.

Item 2(c).  Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

          Common Stock, $0.00001 par value ("Common Stock").

Item 2(e).  CUSIP Number.

          12284P-10-6

Item 3.   Type of Reporting Person.

          Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.   Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 20,148,125 shares of Common Stock issued and outstanding as of December 31, 2000. As of December 31, 2000, Storie Partners, L.P. owned 2,913,167 shares of Common Stock and warrants to acquire an additional 630,000 shares of Common Stock. Storie Advisors, Inc. is the general partner of Storie Partners, L.P.


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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 5 of 8

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 6 of 8

                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2001.

STORIE PARTNERS, L.P.

By:  Storie Advisors, Inc.
     Its General Partner


     By: /s/Steven A. Ledger
         -------------------
     Steven A. Ledger
     Its Chief Financial Officer

STORIE ADVISORS, INC.



By: /s/Steven A. Ledger
    -------------------
    Steven A. Ledger
    Its Chief Financial Officer

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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 7 of 8


                          EXHIBIT INDEX



Exhibit A           Joint Filing Undertaking      	Page 8

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CUSIP No. 12284P-10-6   	SCHEDULE 13G             Page 8 of 8


                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 12, 2001.

STORIE PARTNERS, L.P.

By:  Storie Advisors, Inc.
     Its General Partner


     By: /s/Steven A. Ledger
         -------------------
     Steven A. Ledger
     Its Chief Financial Officer

STORIE ADVISORS, INC.



By: /s/Steven A. Ledger
    -------------------
    Steven A. Ledger
    Its Chief Financial Officer